                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                Belmont Bancorp.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  080-162-100
                                  -----------
                                 (CUSIP Number)

                                David R. Giffin
                             151 South Rose Street
                                   Suite 623
                           Kalamazoo, Michigan 49007
                                 (616) 381-1788
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 19, 2000
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP NO. 080-162-100                   13D                          Page 2 of 5

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David R. Giffin
         David R. Giffin Trust, dated April 7, 1992, as amended*
                                (see #14 below)


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                                    7       SOLE VOTING POWER
                                                 900,000
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                                -0-
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                         900,000
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                             -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         900,000


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                        [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%

14       TYPE OF REPORTING PERSON

         IN

         * David R. Giffin is the grantor, trustee, and beneficiary of the trust. For purposes of this Schedule 13D, the trust is being disregarded.

ITEM 1   SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Belmont Bancorp., an Ohio corporation (the "Issuer"). The Issuer's principal executive address is 325 Main Street, Bridgeport, Ohio 43912.

ITEM 2   IDENTITY AND BACKGROUND

(a-b) This Statement is being filed by David R. Giffin ("Mr. Giffin") individually and as the Trustee of the David R. Giffin Trust, dated April 7, 1992, as amended (the "Trust"). The address of Mr. Giffin and the Trust is 151 South Rose Street, Suite 623, Kalamazoo, Michigan 49007. Mr. Giffin is the grantor, trustee, and beneficiary of the Trust and as such, Mr. Giffin has the sole voting authority and investment discretion with respect to the Common Stock acquired by the Trust.

(c) Mr. Giffin's principal occupation is as an investment manager. He is employed by Pension Systems Incorporated, whose address is 151 South Rose Street, Suite 623, Kalamazoo, Michigan 49007. Its principal business is administering qualified retirement plans.

(d-e) During the last five years, neither Mr. Giffin nor the Trust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Giffin is a citizen of the United States.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the Common Stock covered by this Statement is $1,480,000.00. This purchase price was paid out of funds maintained by the Trust and no part was financed.

ITEM 4   PURPOSE OF TRANSACTION

The securities covered by this Statement were acquired for the purpose of investment. Mr. Giffin individually, through his pension plan, or as Trustee of the Trust or any other trust, may purchase additional shares of Common Stock or dispose of all or some portion of the Common Stock owned by him personally, his pension plan, the Trust or another trust as permitted by applicable securities laws. Mr. Giffin has no present plan or proposal which would result in the acquisition of additional securities of the Issuer by any person, an extraordinary corporate transaction (with respect to corporate governance, structure, assets or capitalization), the delisting of any of the Issuer's securities, the termination of the registration of any class of the Issuer's Securities, or any similar transaction.

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ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

(a) As of close of business on June 19, 2000, Mr. Giffin owned beneficially 900,000 shares of Common Stock (111,000 shares held by his pension plan and 789,000 shares held in trust), which will constitute approximately 9.4% (1.2% by his pension plan and 8.2% in trust) of the 9,601,403 shares outstanding at the completion of the offering detailed in the Issuer's Prospectus dated May 17, 2000. The 9,601,403 shares outstanding are based upon the assumption that 1,500,000 shares are sold in connection with such offering. If all 3,000,000 shares are sold, Mr. Giffin's beneficial ownership will be 8.1% (1.0% by his pension plan and 7.1% in trust).

(b) Mr. Giffin has the sole power to vote and dispose of such shares.

(c) Mr. Giffin has acquired a beneficial interest in a total of 740,000 shares of Common Stock in the last sixty (60) days. On June 19, 2000, the Trust acquired 740,000 shares of Common Stock pursuant to an offering at $2.00 per share.

(d-e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as noted below, neither Mr. Giffin nor the Trust has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

A licensed broker-dealer has entered into an agreement with the Issuer to sell up to 1,500,000 shares of the Common Stock on a best efforts basis. This broker-dealer will receive a commission of $0.30 per share of Common Stock it sells. Mr. Giffin is a licensed securities salesperson and is affiliated with the broker-dealer. He will earn a commission on any sales he makes.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Not applicable.
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CUSIP NO. 080-162-100                   13D                          Page 5 of 5


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                                 /s/ David R. Giffin



                                                 Name/Title:  David R. Giffin
                                                 Individually and as Trustee of
                                                 the David R. Giffin Trust,
                                                 dated April 7, 1992, as
                                                 amended.
June 19, 2000